UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

November 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: November 14, 2005

By:____"Sandra J. Hall"____ ______

Sandra J. Hall,

President, Secretary & Director

Consolidated Financial Statements

First Quarter

September 30, 2005

(Unaudited)

(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of EnerNorth Industries Inc. consisting of the Consolidated Balance Sheet as at September 30, 2005, Consolidated Statements of Operations and Deficit and Consolidated Statements of Cash Flows and notes thereto for the period ended September 30, 2005.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited these interim consolidated financial statements.

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1

1-416-861-1484                     www.enernorth.com

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30, 2005	June 30, 2005
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$4,313,902	$5,286,315
Marketable securities (Market value $3,744,833,
June 30, 2005 - $2,600,725)	2,278,973	2,394,138
Receivables	1,215,750	677,704
Total current assets	7,808,625	8,358,157

Oil and gas interests (net of accumulated
depletion)	5,125,288	4,068,549
Investment	3,129,113	3,281,950

	$16,063,026	$15,708,656

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,071,542	465,365
Due to shareholder	37,500	37,500
Oakwell claim (Note 7)	7,651,459	7,956,349
Total current liabilities	8,760,501	8,459,214

Site Restoration	227,160	173,204

Total liabilities	8,987,661	8,632,418

Shareholders' equity
Capital stock (Note 5)	43,339,132	43,339,132
Contributed surplus (Note 5)	152,845	149,109
Deficit	(36,416,612)	(36,412,003)
Total shareholders' equity	$7,075,365	$7,076,238

	$16,063,026	$15,708,656

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the three months
	ended September 30,
	2005	2004*

Revenue
Oil and gas revenue	$325,247	$211,236
Less: royalties	38,165	47,826
	287,082	163,410

Expenses
Operating and transportation	100,433	78,836
Depletion and accretion	186,418	143,584
Administrative expenses	425,457	596,452
Interest	621	250
	712,929	819,122
Loss before the following	(425,847)	(655,712)

Foreign exchange gain	248,751	438,765
Oakwell claim (Note 7)	(98,573)	(97,642)
Interest income	105,849	84,032
Cash distributions from marketable securities	50,184	-
Other income	-	16,822
Gain on sale of marketable securities	115,027	-

Net loss from continuing operations	(4,609)	(213,735)

Net income from discontinued operations (Notes 4 and 6)	-	302,933

Net income (loss)	(4,609)	89,198

Deficit, beginning of period	($36,412,003)	(36,249,254)

Deficit, end of period	($36,416,612)	($36,160,056)

Net income (loss) per common share	($0.001)	$0.02

Net loss from continuing operations per

common share	($0.001)	($0.05)

Weighted average common shares
outstanding (thousands)	4,059	4,059

Fully diluted net income per common share	antidilutive	$0.02

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 6) .

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
	For the three months
	ended September 30
	2005	2004*

Cash provided by (used in)

Operating activities
Net income (loss) from continuing operations	($4,609)	$89,198
Adjustments to reconcile net income to
net cash provided by operating activities
Depletion and accretion	186,418	143,584
Oakwell claim	(304,890)	(341,123)
Stock option benefit	3,736
Unrealized foreign exchange loss	152,837	102,004
Gain on sale of marketable securities	(115,027)	-
	(81,535)	(6,337)
Net change in non-cash working capital
Receivables	(538,046)	(260,924)
Accounts payable and accrued liabilities	606,177	(42,712)
Cash used by operating activities
from continuing operations	(13,404)	(309,973)
Cash provided by operating activities
of discontinued operations	-	2,063,496
	(13,404)	1,753,523

Financing activities
Financing activities of discontinued operations	-	(1,021,719)
	-	(1,021,719)

Investing activities
Oil and gas interests	(1,189,201)	(160,746)
Purchase of marketable securities (net)	230,192	-
Investing activities of discontinued operations	-	(429,155)
	(959,009)	(589,901)

Increase (decrease) in cash	(972,413)	141,903
Cash, beginning of period	5,286,315	600,313
Cash, end of period	$4,313,902	$742,216

Cash, end of period consists of:
Cash	$1,939,253	$742,216
Money market funds	$2,374,649	$0

*Comparative figures have been reclassified to conform to the current periods financial statement presentation (See Notes 4 and 6) .

The accompanying notes to the financial statements are an integral part of these financial statements

EnerNorth Industries Inc.

Notes to Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2005

(Expressed in Canadian Dollars)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2005. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2005. For further detailed discussions please refer to the Company’s Management Discussion and Analysis for the three month period ending September 30, 2005.

The Company’s primary activities include investment in, exploration and development and production of oil and gas. The unaudited consolidated financial results for the periods ending September 30, 2005 and 2004 include the accounts of the Company and it’s subsidiary Euro India Canara Private Limited which are carried on the balance sheet at nil. The results of operations of its former wholly owned subsidiaries, held through M&M Engineering Limited (“M&M”) are accounted for as discontinued operations (See Notes 4 and 6).

Operating results for the three months ended September 30, 2005 are not indicative of the results that may be expected for the full year ending June 30, 2006.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 7).  If the application of the judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations.  If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

2.

Seasonality and Trend Information

Oil and gas production is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

3.

Segmented information

The Company's operations consist of one operating segment in the oil and gas industry, which includes investment in, exploration, development and production of oil and gas. These operations consist of one cost centre, Canada.

4.

Discontinued Operations

On February 1, 2005 the Company divested of its interests in M&M for cash proceeds of Cdn. $7,361,989. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash.

The results of M&M have been accounted for as discontinued operations. Estimated disposal costs have been included in the net income from discontinued operations.

EnerNorth Industries Inc.

Notes to Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2005

(Expressed in Canadian Dollars)

5.

Share Capital

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued
	Common shares

-	-	#	-	Consideration
	Balance, as at June 30, 2005 and September 30, 2005	4,059,009	-	$43,339,132

Contributed Surplus
					Value
	Balance, as at June 30, 2005				$149,109
	Issuance of options				3,736
	Balance, as at September 30, 2005		-	-	$152,845

Issued

Common share purchase warrants

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

Common share purchase options

Exercise		Expiry	2005	2004
Price		Date	#	#
US$0.75		February 28, 2010	600,000	-
US$1.77		July 15, 2008	15,000	-
-	-	-	615,000	-

Of the options priced at US$0.75, 5,000 vest March 1, 2006. Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

6.

Comparative Figures

As a result of discontinued operations the comparative unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the September 30, 2005 presentation.

7.    Oakwell Claim

The Oakwell Claim relates to a Singapore judgment against the Company plus costs and interest. On August 2, 2005 the Superior Court for the Province of Ontario ordered that the Singapore judgment was enforceable in Ontario with costs. The Company filed  notice of appeal of the August 2, 2005 order and the appeal date has been set for April 10, 2006.